SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

i2 TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.00025 Per Share
(Title of Class of Securities)

465754 10 9
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

William M. Beecher
Executive Vice President and Chief Financial Officer
i2 Technologies, Inc.
One i2 Place
11701 Luna Road
Dallas, Texas 75234
(469) 357-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Ronald G. Skloss
Brobeck, Phleger & Harrison LLP
4801 Plaza on the Lake
Austin, Texas 78746
(512) 330-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$10,440,730	$960.55

*
Previously paid. The “transaction valuation” was calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 80,313,305 shares of common stock of i2 Technologies, Inc., having an aggregate value of $10,440,730 as of December 9, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The aggregate value of each option to purchase one share of Common Stock of i2 Technologies, Inc. is $0.13. $92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction value), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #8, effective January 16, 2002.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        Not applicable.
Form or Registration No.:        Not applicable.
Filing party:        Not applicable.
Date filed:        Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        The filing of this Amendment No. 3 to Schedule TO shall not be construed as an admission by i2 Technologies, Inc. that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Introductory Statement

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed on December 13, 2002, as amended, relating to the offer by i2 Technologies, Inc. to exchange options to purchase shares of our common stock, par value $0.00025 per share, held by eligible employees on the terms and subject to the conditions described in the Offer to Exchange Certain Outstanding Options for New Option Grants, dated January 6, 2003 (the “Offer to Exchange”), as amended.

ITEM 12.    EXHIBITS

(i)  Item 12 is hereby amended to add a reference to Exhibit (a)(34), which is attached hereto, as follows:

(a)(34)  Email to Employees Announcing the Extension of the Expiration Date of the Offer to January 28, 2003, dated January 15, 2003.

(ii)  Item 12 is hereby amended to add a reference to Exhibit (a)(35), which is attached hereto, as follows:

(a)(35)  Email to Employees, Confirmation of Election - Option Exchange Program.

(iii)  Item 12 is hereby amended to add a reference to Exhibit (a)(36), which is attached hereto, as follows:

(a)(36)  Email to Employees Declining to Participate in Option Exchange Program, dated January 15, 2003.

(iv)  Item 12 is hereby amended to add a reference to Exhibit (a)(37), which is attached hereto, as follows:

(a)(37)  Email to Employees to be distributed January 24, 2003.

(v)  Item 12 is hereby amended to add a reference to Exhibit (a)(38), which is attached hereto, as follows:

(a)(38)  Email to Employees to be distributed January 28, 2003.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

i2 TECHNOLOGIES, INC.

By:	/s/ William M. Beecher
William M. Beecher Executive Vice President and Chief Financial Officer

Date: January 14, 2003

Index to Exhibits

Exhibit Number		Description

(a)(1)**	—	Offer to Exchange, dated January 6, 2003.

(a)(2)*	—	Election / Change of Election Form.

(a)(3)*	—	Email to Employees Announcing Offer to Exchange.

(a)(4)*	—	Presentation to Employees Regarding Offer to Exchange

(a)(5)	—
i2 Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2002, is incorporated herein by reference.

(a)(6)	—	i2 Technologies, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, filed with the Commission on April 29, 2002, is incorporated herein by reference.

(a)(7)	—	i2 Technologies, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, filed with the Commission on August 14, 2002, is incorporated herein by reference.

(a)(8)	—	i2 Technologies, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, filed with the Commission on November 14, 2002, is incorporated herein by reference.

(a)(9)*	—	Technical Frequently Asked Questions for i2 employees.

(a)(10)*	—	Addendum for Employees in Australia

(a)(11)*	—	Addendum for Employees in Belgium.

(a)(12)*	—	Addendum for Employees in Canada.

(a)(13)*	—	Addendum for Employees in Denmark.

(a)(14)*	—	Addendum for Employees in Finland.

(a)(15)*	—	Addendum for Employees in France.

(a)(16)*	—	Addendum for Employees in Germany.

(a)(17)*	—	Addendum for Employees in Hong Kong.

(a)(18)*	—	Addendum for Employees in India.

(a)(19)*	—	Addendum for Employees in Italy.

(a)(20)*	—	Addendum for Employees in Japan.

(a)(21)*	—	Addendum for Employees in Korea.

(a)(22)*	—	Addendum for Employees in The Netherlands.

(a)(23)*	—	Addendum for Employees in The People’s Republic of China.

(a)(24)*	—	Addendum for Employees in Singapore.

(a)(25)*	—	Addendum for Employees in South Africa.

(a)(26)*	—	Addendum for Employees in Spain.

(a)(27)*	—	Addendum for Employees in Sweden.

(a)(28)*	—	Addendum for Employees in Taiwan.

(a)(29)*	—	Addendum for Employees in United Kingdom.

(a)(30)*	—	Press Release dated December 13, 2002.

(a)(31)*	—	Confirmation of Election Email to Employees.

(a)(32)**	—	Email to Employees dated January 6, 2003.

(a)(33)***	—	Email to Employees dated January 10, 2003.

(a)(34)	—	Email to Employees Regarding Extension of the Expiration Date of the Offer to January 28, 2003, dated January 15, 2003

(a)(35)	—	Email to Employees, Confirmation of Election - Option Exchange Program.

(a)(36)	—	Email to Employees Declining to Participate in Option Exchange Program, dated January 15, 2003.

(a)(37)	—	Email to Employees to be distributed January 24, 2003.

(a)(38)	—	Email to Employees to be distributed January 28, 2003.

(b)	—	Not applicable.

(d)(1)	—
i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan (as amended and restated), filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-85884), filed with the Commission on April 9, 2002, is incorporated herein by reference.

(d)(2)*	—	Form of Notice of Grant for New Option Grants pursuant to the i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan.

(d)(3)*	—	Form of Stock Option Agreement for future option grants to U.S. Employees pursuant to the i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan.

(d)(4)*	—	Form of Stock Option Agreement for future option grants to International Employees pursuant to the i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan.

(d)(5)	—
i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan, filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-67868), filed with the Commission on August 17, 2001, is incorporated herein by reference.

(d)(6)*	—	Form of Notice of Grant for New Option Grants pursuant to the i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan.

(d)(7)*		Form of Stock Option Agreement for future option grants to U.S. Employees pursuant to the i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan.

(d)(8)*	—	Form of Stock Option Agreement for future option grants to International Employees pursuant to the i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan.

(d)(9)	—
Think Systems Corporation 1997 Incentive Stock Option Plan, filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-28147) (the “Think/Optimax S-8”), filed with the Commission on May 30, 1997, is incorporated herein by reference.

(d)(10)	—	Optimax Systems Corporation Stock Option Plan, filed as Exhibit 99.10 to the Think/Optimax S-8, is incorporated herein by reference.

(d)(11)	—
InterTrans Logistics Solutions Limited 1997 Stock Incentive Plan, filed as Exhibit 99.7 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-53667), filed with the Commission on May 27, 1998, is incorporated herein by reference.

(d)(12)	—
SMART Technologies, Inc. 1996 Stock Option/Stock Issuance Plan, filed as Exhibit 99.13 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-85791), filed with the Commission on August 24, 1999, is incorporated herein by reference.

(d)(13)	—
Aspect Development, Inc. 1997 Nonstatutory Stock Option Plan, filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-40038) (the “Aspect S-8”), filed with the Commission on June 23, 2000, is incorporated herein by reference.

(d)(14)	—	Aspect Development, Inc. 1992 Stock Option Plan, filed as Exhibit 99.3 to the Aspect S-8, is incorporated herein by reference.

(d)(15)	—	Transaction Analysis Component Technology, Inc. 1997 Stock Option Plan, filed as Exhibit 99.6 to the Aspect S-8, is incorporated herein by reference.

(d)(16)	—	Cadis, Inc. 1991 Stock Option Plan, filed as Exhibit 99.7 to the Aspect S-8, is incorporated herein by reference.

(g)	—	Not applicable.

(h)	—	Not applicable.

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 13, 2002.

** Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on January 6, 2003.

*** Previously filed as an exhibit to Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on January 10, 2003.